# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FAST TRACK GROUP, CIK 0002027262
CUSIP: G33380109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 600 North Bridge Road,, Parkview Square, #24-01,, Singapore, Singapore (U0), 188778
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002111604

## Reporting persons
- Lim Sin Foo, Harris: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 11,593,750; shared voting power 0; sole dispositive power 11,593,750; shared dispositive power 0; aggregate amount beneficially owned 11,593,750 (53.15% of the class)
  Comment: (1) Consists of (a) 7,000,000 ordinary shares held directly by Mr. Lim, and (b) 4,593,750 ordinary shares held directly by Bai Ye Private Limited. Mr. Lim, through his 100% shareholding of Bai Ye Private Limited, has beneficial ownership of the 4,593,750 ordinary shares held directly by Bai Ye Private Limited.
  
  (2) This percentage is calculated based upon 21,812,500 ordinary shares outstanding as of February 9, 2026.
- Bai Ye Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 4,593,750; shared voting power 0; sole dispositive power 4,593,750; shared dispositive power 0; aggregate amount beneficially owned 4,593,750 (21.06% of the class)
  Comment: (1) This percentage is calculated based upon 21,812,500 ordinary shares outstanding as of February 9, 2026.

## Item 1. Issuer
Name of issuer: FAST TRACK GROUP
Address of issuer's principal executive offices: 600 North Bridge Road, Parkview Square, #24-01, Singapore 188778

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Lim Sin Foo, Harris and Bai Ye Private Limited (each, a "Reporting Person").
Address of principal business office or, if none, residence: 600 North Bridge Road, Parkview Square, #24-01, Singapore 188778
Citizenship: Lim Sin Foo, Harris is a citizen of Singapore. Bai Ye Private Limited is a company registered as an exempt private limited company in Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in row 9 (including the footnotes thereto) on the cover pages to this Statement with respect to each Reporting Person is hereby incorporated by reference herein.
Percent of class: The information set forth in row 11 (including the footnotes thereto) on the cover pages to this Statement with respect to each Reporting Person is hereby incorporated by reference herein.
Sole power to vote or to direct the vote: The information set forth in row 5 (including the footnotes thereto) on the cover pages to this Statement with respect to each Reporting Person is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information set forth in row 6 on the cover pages to this Statement with respect to each Reporting Person is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information set forth in row 7 (including the footnotes thereto) on the cover pages to this Statement with respect to each Reporting Person is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information set forth in row 8 on the cover pages to this Statement with respect to each Reporting Person is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement dated February 17, 2026

## Signatures
- Lim Sin Foo, Harris: /s/ Lim Sin Foo, Harris, Lim Sin Foo, Harris (02/17/2026)
- Bai Ye Private Limited: /s/ Lim Sin Foo, Harris, Bai Ye Private Limited, Authorized Signatory (02/17/2026)